Mail Stop 4561

August 14, 2007

Bernard Freibaum
Executive Vice President and Chief Financial Officer
General Growth Properties, Inc.
100 N. Wacker Drive
Chicago, Illinois 60606

> **Re:   General Growth Properties, Inc.**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2006**
> **Filed March 1, 2007**
> **Form 10-Q for Quarterly Period Ended**
> **March 31, 2007**
> **Filed May 9, 2007**
> **File No. 1-11656**

Dear Mr. Freibaum:

We have reviewed your response letter dated July 11, 2007 and have the following additional comments. If you disagree with our comments, we will consider your explanation as to why our comments are not applicable. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2006

Item 6. Selected Financial Data

Reconciliation of FFO to Net Income Available to Common Stockholders, page 31

1.      We reviewed your response to our prior comment two.  We believe FFO of discontinued operations and other is a non-GAAP measure.  In future filings, please revise your disclosure to include all of the disclosures required by item 10(e) of regulation S-K related to this measure.

Note 2. Summary of Significant Accounting Policies

Deferred Expenses, page F-14

2.      We reviewed your response to our prior comment eight.  Please provide us with an analysis comparing the amortization of deferred leasing costs that was recorded for all periods presented in your financial statements using the average life of tenant leases compared to the amortization expense that would have been recorded using specific lease term of each lease.  In addition, provide us with your SAB 99 analysis concluding that the difference between the two methods was immaterial.

Note 5. Unconsolidated Real Estate Affiliates, page F-21

3.      We reviewed your response to our prior comment 12.  Please confirm to us that you will revise your disclosure in future filings to include similar information that was provided in your most recent response.

4.      We reviewed your response to our prior comment 13.  We are still unclear how you have accounted for debt funded in excess of your pro rata share of debt in unconsolidated real estate affiliates.  To the extent funds are transferred from the Company to equity method investees, we are unclear why this would not result in an increase to your investment in unconsolidated real estate ventures.  Additionally, we are unclear why any repayments of this funded amount to you by the real estate ventures would not be reflected as a reduction to your investment balance.  Please provide us, and revise your disclosure in future filings to provide, a more through discussion of the nature of this retained debt and the underlying accounting by the Company.  Finally, confirm for us that any retained debt in unconsolidated real estate ventures was considered in determining whether these ventures are variable interest entities in accordance with paragraph 5 of FIN 46 (R).  To the extent you have determined that these entities are variable interest entities, explain to us how you concluded that you were not required to consolidate the entities under FIN 46 (R).

Note 10. Stock-Based Compensation Plans and Other Stock-Based Activity, page F-37

5.      We reviewed your response to our prior comment 14.  Please show us where you have provided all the required disclosures for your TSO plan in accordance with paragraphs 64, and A240-A241 of SFAS 123(R), except for the item you noted was omitted.

Form 10-Q for the three months ended March 31, 2007

Financial Statements

Note 5. Income Taxes, page 15

6.      We reviewed your response to our prior comment 16.  Please reconcile the $135.1 million of unrecognized tax benefits to the change in retained earnings of $54.1 million.

7.      We have considered your response to our prior comment 17.  Please explain to us how you have applied the guidance in FIN 48 in determining that you are no longer required to maintain all or a portion of the deferred tax liability that was eliminated in the current period.  In your response, explain to us why you had originally elected to structure this subsidiary as a taxable REIT subsidiary, and how you have determined that the subsidiary could now be restructured as a REIT entity without violating any of the tests required to be met in order to qualify as a REIT.

*   *   *   *

        Please respond to these comments within 10 business days or tell us when you will provide us with a response.  Please file your response letter on EDGAR.  You may contact Jennifer Monick, Staff Accountant at (202) 551-3295, or the undersigned at (202) 551-3438 if you have questions.

                                        Sincerely,


                                        Robert Telewicz
                                        Senior Staff Accountant